UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)

                         KIRSCHNER MEDICAL CORPORATION
                               (Name of Issuer)

                         Common Stock, $.10 Par Value
                        (Title of Class of Securities)

                                  497660 10 0
                                (CUSIP Number)

                         Daniel P. Hann, Biomet, Inc.
                     Airport Industrial Park, P.O. Box 587
                     Warsaw, Indiana  46580 (800) 348-9500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 12, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Total pages: ________

SCHEDULE 13D

CUSIP No.          497660 10 0        Page _________ of _________ Pages
- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Biomet, Inc.     35-1480613
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          685,222
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          -0-
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          685,222
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          685,222
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.0%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
SCHEDULE 13D

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kirschner Acquisition Corp.         35-1928713
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          685,222
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          -0-
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          685,222
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          -0-
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          685,222
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.0%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
SCHEDULE 13D

Item 1.  Security and Issuer.

      This statement relates to the Common Stock, $.10 par value (the "Common Stock"), of Kirschner Medical Corporation ("Kirschner"), a Delaware corporation with its principal offices at 9690 Deereco Road, Timonium, Maryland 21093.

Item 2.  Identity and Background.

     This statement is filed by Biomet, Inc., an Indiana corporation ("Biomet"), and Kirschner Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Biomet (the "Subsidiary").

     The address of the principal executive offices of Biomet and the Subsidiary is P.O. Box 587, Airport Industrial Park, Warsaw, Indiana 46581-0587.

     Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and oral-maxillofacial products and instruments. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 100 countries. The Subsidiary was formed for the purpose of acquiring the Common Stock to which this report relates (the "Acquired Shares") and completing the Proposed Merger described in response to Item 4.

     The name, business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Biomet and the Subsidiary are set forth in Schedule A and Schedule B, respectively, to this statement and are incorporated herein by reference.

     During the last five years, none of Biomet, the Subsidiary or any of their directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The Acquired Shares were purchased together with a Commercial Loan Promissory Note issued by a subsidiary of Kirschner in the amount of 329,500,000 Spanish pesetas, from Figgie International, Inc. pursuant to the Purchase Agreement described in Item 6. Biomet paid an aggregate of $8.7 million for the Acquired Shares and the Note. The funds for the purchase of the Acquired Shares were provided from the cash held by Biomet as part of its working capital, and contributed to the Subsidiary for purposes of the transaction.

Item 4.     Purpose of Transaction

     As of July 16, 1994, Biomet, the Subsidiary and Kirschner entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Biomet (the "Merger Sub") would be merged with and into Kirschner. As a result of the merger, the corporate existence of Kirschner (the "Surviving Corporation") would continue unaffected, the separate existence of the Merger Sub as a corporation would cease and the Merger Sub and Kirschner would be a single corporation under Delaware law
(the "Proposed Merger"). At consummation of the Proposed Merger (the "Closing"), each share of common stock, no par value, of the Merger Sub outstanding immediately prior to the Proposed Merger would be converted automatically into one share of common stock, no par value, of the Surviving Corporation, and each share of Common Stock outstanding immediately prior to the Proposed Merger would be converted into a right to receive either (1) $10.75 in cash (the "Cash Option"), or (2) such number of common shares of Biomet (the "Biomet Common Shares") as shall equal the greater of (a) $10.75 divided by the average of the last sale prices for Biomet Common Shares, as reported by the National Association of Securities Dealers Automated Quotation System - National Market System ("NASDAQ-NMS"), for the ten consecutive trading days ending on the fifth trading day prior to Closing and (b) 0.9 Biomet Common Shares (the "Equity Option"). Biomet has the right to elect the Cash Option or Equity Option, which right must be exercised on or before the date of a proxy statement to be distributed to Kirschner stockholders in connection with a meeting to approve the Proposed Merger.

     The acquisition of the Acquired Shares was for the purpose of providing Biomet with a significant ownership interest in Kirschner pending the consummation of the Proposed Merger, and (assuming payment of the Note described in Item 6 at face value when due, January 1, 1995) to reduce the total amount of consideration ultimately paid by Biomet pursuant to the Merger Agreement, if the Merger is consummated.

     Under the terms of the Merger Agreement, Biomet has delivered to Kirschner an earnest money deposit of $2,000,000 (the "Deposit"). All or a portion of the Deposit would be refundable to Biomet unless the Proposed
Merger is not consummated for certain specified reasons, in which case Kirschner would be entitled to keep all of the Deposit as liquidated damages in consideration for Kirschner's time and expense. In addition, Kirschner would be obligated to return the Deposit and/or pay Biomet $1,000,000 as liquidated damages in consideration for Biomet's time and expense if certain specified actions related to the acquisition of Kirschner by a third party should occur prior to Closing.

     The Closing would be contingent upon fulfillment or waiver of certain conditions set forth in the Merger Agreement.

     The Board of Directors of Biomet, the Merger Sub and Kirschner have approved the Proposed Merger. Approval of the Proposed Merger is expected to be submitted to a vote of the Kirschner stockholders at a meeting to be held as soon as practicable. The Closing is expected to occur on the next business day following the Kirschner stockholders meeting.

     For a more complete description of the Proposed Merger, see the Merger Agreement included herewith as Exhibit 2. Other than the Merger Agreement and the transactions provided for in the Purchase Agreement described in response to
Item 6, neither Biomet nor the Subsidiary have any plans or proposals relating to or which would result in (a) the acquisition by any person of additional securities of Kirschner, or the disposition of securities of Kirschner: (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kirschner or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Kirschner or any of its subsidiaries;
(d) any change in the present board of directors or management of Kirschner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Kirschner; (f) any other material change in Kirschner's business or corporate structure; (g) changes in Kirschner's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kirschner by any person; (h) causing a class of securities of Kirschner to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Kirschner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

     As of the close of business on August 12, 1994, Biomet and the Subsidiary were the beneficial owners of 685,222 shares of Common Stock. Based upon the most recent information available to the reporting persons, these shares constitute approximately 19.0 percent of the issued and outstanding Common Stock.

     Biomet and the Subsidiary collectively hold sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Acquired Shares.

     Neither Biomet nor the Subsidiary has effected any other transactions in the Common Stock during the past 60 days. However, see the description of the Proposed Merger included in the response to Item 4.

     No person other than Biomet and the Subsidiary have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Shares.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer

     See the response to Item 4 for a description of the Proposed Merger. The Acquired Shares were purchased pursuant to a Purchase Agreement between the Subsidiary and Figgie International, Inc. ("Figgie") dated August 12, 1994 (the "Purchase Agreement"). The terms of that Purchase Agreement provide for the purchase by the Subsidiary of the Acquired Shares and a certain Commercial Loan Promissory Note dated July 16, 1993 in the principal amount of 329,500,000 Spanish pesetas (approximately $2,500,000) (the "Note") issued to Figgie by a subsidiary of Kirschner. The Note is due January 1, 1995 and is secured by certain collateral of Kirschner as evidenced by a Security Agreement dated July 16, 1993 which was assigned to the Subsidiary pursuant to the Purchase Agreement. The Purchase Agreement provides that for tax purposes the Note is to be valued at face value.

     Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Kirschner.

Item 7.     Material to be Filed as Exhibits

                                                         Page in Sequential
     Description of Exhibit                              Numbering System
     ---------------------------------------------       ------------------
     Purchase Agreement dated August 12, 1994 by and between Figgie International, Inc. and Kirschner Acquisition Corp.

     Agreement and Plan of Merger by and among Biomet, Inc., Biomet Acquisition Corp. and
     Kirschner Medical Corporation, dated July 16,
     1994. None of the Exhibits or Schedules attached to this agreement have been included. The Reporting Persons agree to furnish supplementally a copy of any omitted
     Exhibit or Schedule to the Commission upon request.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BIOMET, INC.


Date: August 22, 1994                     By:  /s/ Gregory D. Hartman
                                          ----------------------------------
                                                   Gregory D. Hartman
                                                   Vice President (Finance)


KIRSCHNER ACQUISITION CORP.


Date: August 22, 1994                     By:  /s/ Gregory D. Hartman
                                          ----------------------------------
                                                   Gregory D. Hartman, Treasurer





SCHEDULE A


DIRECTORS AND EXECUTIVE OFFICERS OF BIOMET

   The following table sets forth the name, business address, title or position with Biomet, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the directors and executive officers of Biomet. Each executive officer and each director of Biomet is a citizen of the United States of America. The address of Biomet and, except as otherwise noted, the business address of each person named below is Airport Industrial Park, P.O. Box 587, Warsaw, Indiana 46581-0587.

Name and               Position                       Present Principal
Business address       with Biomet                    Occupation or Employment
- --------------------------------------------------------------------------------
Dane A. Miller         President, Chief Executive     President, Chief Executive
                       Officer and Director           Officer and Director of
                                                      Biomet
- --------------------------------------------------------------------------------
Niles L. Noblitt       Chairman of the Board          Chairman of the Board
                       of Directors                   of Biomet
- --------------------------------------------------------------------------------
M. Ray Harroff         Director                       President of Stonehenge
R.R. 3                                                Golf Club (golf course)
Box 123                                               and Stonehenge Links
Warsaw, IN  46580                                     Village Development (real
                                                      estate development)
                                                      R.R. 3
                                                      Box 123
                                                      Warsaw, IN  46580
- --------------------------------------------------------------------------------
Jerry L. Ferguson      Director                       Former owner of Classic
R.R. 7                                                Car Centre (auto
Box 43                                                dealership); since
Warsaw, IN  46580                                     December 1993, Special
                                                      Projects Advisor to
                                                      Biomet
- --------------------------------------------------------------------------------
Kenneth V. Miller      Director                       Principal in Havirco, Inc.
405 W. Michigan                                       (private investment
Suite 120                                             management firm) since
Kalamazoo, MI  49007                                  January 1989
                                                      405 W. Michigan
                                                      Suite 120
                                                      Kalamazoo, MI  49007
- --------------------------------------------------------------------------------
Jerry L. Miller        Director                       Principal in Havirco, Inc.
405 W. Michigan                                       (private investment
Suite 120                                             management firm) since
Kalamazoo, MI  49007                                  January 1989
                                                      405 W. Michigan
                                                      Suite 120
                                                      Kalamazoo, MI  49007
- --------------------------------------------------------------------------------
Thomas F. Kearns, Jr.  Director                       Retired partner of
27 Deepwood Road                                      Bear, Stearns & Co., Inc.
Daven, CT  06820                                      (investment banking firm)
- --------------------------------------------------------------------------------
Marilyn Tucker Quayle   Director                       Attorney
One Indiana Square,                                    Krieg, Devault,
#2800                                                  Alexander and Capehart
Indianapolis, IN  46204                                One Indiana Square,
                                                       #2800
                                                       Indianapolis, IN  46204
- --------------------------------------------------------------------------------
L. Gene Tanner         Director                        Chairman of the Board
20 North Meridian Street                               Raffensperger, Hughes
Indianapolis, IN  46204                                & Co., Incorporated
                                                       (investment banking firm)
                                                       20 North Meridian Street
                                                       Indianapolis, IN  46204
- --------------------------------------------------------------------------------
James M. Norris        Director                        Retired; formerly Vice
                                                       President of Biomet
- --------------------------------------------------------------------------------
Charles E. Niemier     Senior Vice President -         Senior Vice President -
                       International Operations        International Operations
                       and Director                    of Biomet
- --------------------------------------------------------------------------------
Garry L. England       Senior Vice President -         Senior Vice President -
                       Warsaw Operations               Warsaw Operations of
                                                       Biomet
- -------------------------------------------------------------------------------
Daniel P. Hann         Vice President -                Vice President -
                       General Counsel and             General Counsel and
                       Secretary                       Secretary of Biomet
- -------------------------------------------------------------------------------
Joel P. Pratt          Vice President and              Vice President and
                       General Manager of              General Manager of
                       Biomet Medical Products         Biomet Medical Products
- -------------------------------------------------------------------------------
Gregory D. Hartman     Vice President - Finance        Vice President - Finance
                                                       of Biomet
- --------------------------------------------------------------------------------
James W. Haller        Controller                      Controller of Biomet
- -------------------------------------------------------------------------------
David L. Montgomery    Vice President - Sales          Vice President - Sales
                       and Marketing                   and Marketing of
                                                       Biomet
- -------------------------------------------------------------------------------
Anthony L. Fleming     Vice President -                Vice President -
                       Research and                    Research and
                       Development                     Development of Biomet
- -------------------------------------------------------------------------------

SCHEDULE B


DIRECTORS AND EXECUTIVE OFFICERS OF KIRSCHNER ACQUISITION CORP.

    The following table sets forth the name, business address, title or position with Kirschner Acquisition Corp., present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the directors and executive officers of Kirschner Acquisition Corp. Each executive officer and each director of Kirschner Acquisition Corp. is a citizen of the United States of America. The address of Kirschner Acquisition Corp. and, except as otherwise noted, the business address of each person named below is Airport Industrial Park, P.O. Box 587, Warsaw, Indiana 46581-0587.

                       Position
Name and               with Kirschner                  Present Principal
Business Address       Acquisition Corp.               Occupation or Employment
- -------------------------------------------------------------------------------

Dane A. Miller         President and Director          President, Chief
                                                       Executive Officer and
                                                       Director of Biomet
- -------------------------------------------------------------------------------
Daniel P. Hann         Secretary and Director          Vice President - General
                                                       Counsel and Secretary of
                                                       Biomet
- -------------------------------------------------------------------------------
Gregory D. Hartman     Treasurer and Director          Vice President - Finance
                                                       of Biomet
- -------------------------------------------------------------------------------